3/7/03

A 3/5/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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03014463

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 3 2003

SEC FILE NUMBER
8 - 48893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

JESUP & LAMONT SECURITIES CORP[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 5TH AVENUE, 3RD FLOOR
(No. And Street)

NEW YORK,	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM MORENO (212) 918-0400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

HECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

A 3/19/2003

OATH OR AFFIRMATION

I, WILLIAM MORENO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JESUP & LAMONT SECURITIES CORPORATION, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

BRENDA G. IZZO
Notary Public, State of New York
No. 31-4964973
Qualified in New York County
Commission Expires June 2, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JESUP & LAMONT SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Jesup & Lamont Securities Corporation:

We have audited the accompanying statement of financial condition of Jesup & Lamont Securities Corporation as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Jesup & Lamont Securities Corporation as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 25, 2003

JESUP & LAMONT SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and Cash Equivalents	$ 193,845
Due from Brokers and Clearing Deposits	353,752
Securities Owned at Market Value	785,955
Furniture, Equipment and Leasehold Improvements (Net of Accumulated Depreciation and Amortization of $124,166)	101,580
Deferred Tax Assets	300,000
Due from Officers	220,137
Other Assets	214,881
TOTAL ASSETS	$ 2,170,150

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts Payable	$ 381,506
Commission Payable	133,934
Settlement Payable	120,000
Securities Sold – not yet purchased	59,700
Total Liabilities	695,140
Shareholders' Equity:	
Common Stock – No Par Value, 10,000 Shares Authorized 6,816 Shares Issued, 5,632 Shares Outstanding	6,000
Treasury Stock – 1,184 Shares	(133,884)
Additional Paid in Capital	3,517,719
Retained Earnings Deficit	(1,914,825)
Total Shareholders' Equity	1,475,010
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,170,150

The accompanying notes are an integral part of this financial statement.

JESUP & LAMONT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Jesup & Lamont Securities Corporation, (the "Company"), is a registered securities broker dealer and member of the National Association of Securities Dealers, Inc. The Company has offices in Chicago, Illinois; Sarasota, Florida; Stamford, Connecticut; Southampton, New York; and New York, New York. The Company has ceased operations at its Seattle and San Francisco offices on October 1, 2002 and December 1, 2002, respectively.

In the normal course of its business, the Company's customers, trading and correspondent clearing activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party in the transaction is unable to fulfill its contractual obligations.

The Company's commission revenue is earned by locating investors for companies and from processing securities transactions for customers. Locating investors for companies amounted to approximately 32% of commission income in 2002, while processing securities transactions amounted to approximately 68% of commission revenue.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period, actual results could differ from the estimates that were used.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Securities Owned

Securities owned consist of common stock in publicly traded companies and are recorded at market value. One common stock investment represents approximately 92.82% of total securities owned.

Accounts Receivable

The company uses the allowance method to recognize doubtful accounts receivable. The allowance, net of write-offs, is immaterial at December 31, 2002.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (contd.)

Office Equipment

Depreciation of office equipment is recognized on the straight-line basis over the estimated lives of the assets.

Income Taxes

The statutory tax rates include Federal, New York City, New York, Florida, Connecticut and Illinois income taxes.

NOTE 2. DUE FROM BROKERS AND CLEARING ORGANIZATION

The Company has an agreement with another securities broker to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds the Company's investments. Money owed by the clearing broker to the Company is primarily in cash at December 31, 2002.

NOTE 3. OTHER ASSETS

Other assets include advances to employees, receivable from a related entity, and unsecured debits by customers of approximately $190,000.

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company leases various offices and equipment under non-cancelable operating leases. The leases expire on various dates through May 2004. The following is a schedule of future rental payments required under the leases for the years ending December 31:

Year ending, December 31	Amount
2003	249,495
2004	224,851
Total	$ 474,346

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital, as defined, of $100,000. At December 31, 2002, the Company had computed net capital of $410,459, which was in excess of the required net capital level by $310,459. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital, as defined, in excess of 15 to 1. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 1.40.

NOTE 6. LEGAL NOTE

The Company is involved in an arbitration case with a customer. The Company has answered the Statement of Claim, and has moved to dismiss the claims against them. The Company has denied all material allegations in the Statement of Claim. No arbitration panel has yet been appointed. The parties are currently engaged in discovery. The Company has advised that it believes the claims against it are without merit, and that it intends to defend itself vigorously in the matter. Counsel has advised us that the range of potential loss is not material to the financial statements.

In January 2003, the Company settled an arbitration case with three of its former employees-shareholders. The Claimants were awarded a monetary settlement from the Company of approximately $120,000, which was fully indemnified and paid by the officers in January 2003.

NOTE 7. INCOME TAXES

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Significant components of the provision for income taxes are as follows:

Current	$ 5,702
Deferred	(300,000)
Total	$ (294,298)

In addition, the Company has a deferred tax asset of approximately $1,100,000 relating to the net operating loss carryforwards, which begin to expire in 2020. Based on the available evidence, a valuation allowance of $700,000 has been established.